SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. __)*
Under the Securities Exchange Act of 1934

LSB Industries, Inc.
(Name of Issuer)

Common Stock, Par Value $.10 Per Share
(Title of Class of Securities)

502160104
(CUSIP Number)

Robert E. Robotti
c/o Robotti & Company, Incorporated
125 Park Avenue, Suite 1607
New York, New York 10017
212-986-4800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 28, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 19 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 502160104	Page 2 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robert E. Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,000

	8	SHARED VOTING POWER
4,330,307

	9	SOLE DISPOSITIVE POWER
13,000

	10	SHARED DISPOSITIVE POWER
4,330,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,343,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

Schedule 13D
CUSIP No. 502160104	Page 3 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company, Incorporated

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,330,307

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,330,307

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,330,307

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO, HC

Schedule 13D
CUSIP No. 502160104	Page 4 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti & Company Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,315,623

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,315,623

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,315,623

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

Schedule 13D
CUSIP No. 502160104	Page 5 of 19 Pages
1	NAMES OF REPORTING PERSONS
Robotti Securities, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
14,684

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
14,684

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,684

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, BD

Schedule 13D
CUSIP No. 502160104	Page 6 of 19 Pages
1	NAMES OF REPORTING PERSONS
Suzanne Robotti

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,000

	8	SHARED VOTING POWER
-0-

	9	SOLE DISPOSITIVE POWER
13,000

	10	SHARED DISPOSITIVE POWER
-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
CUSIP No. 502160104	Page 7 of 19 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Management Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
3,289,769

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
3,289,769

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,289,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Schedule 13D
CUSIP No. 502160104	Page 8 of 19 Pages
1	NAMES OF REPORTING PERSONS
The Ravenswood Investment Company L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
2,036,481

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
2,036,481

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,036,481

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 502160104	Page 9 of 19 Pages
1	NAMES OF REPORTING PERSONS
Ravenswood Investments III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
1,253,288

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
1,253,288

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,253,288

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Schedule 13D
CUSIP No. 502160104	Page 10 of 19 Pages
Item 1.	Security and Issuer

This Statement of Beneficial Ownership on Schedule 13D (this "Statement") relates to shares of the Common Stock, par value $.10 per share (the "Common Stock"), of LSB Industries, Inc. (the "Issuer").  The address of the Issuer's principal executive office is 3503 NW 63rd Street, Suite 500, Oklahoma City, OK 73116.

Item 2.	Identity and Background

(a), (b), (c) and (f).  This Statement is filed on behalf of Robert E. Robotti ("Robotti"), Robotti & Company, Incorporated ("ROBT"), Robotti & Company Advisors, LLC ("Robotti Advisors"), Robotti Securities, LLC ("Robotti Securities"), Suzanne Robotti, Ravenswood Management Company, LLC ("RMC"), The Ravenswood Investment Company L.P. ("RIC"), and Ravenswood Investments III, L.P. ("RI," and together with Robotti, ROBT, Robotti Advisors, Robotti Securities, Suzanne Robotti, RMC, and RIC, the "Reporting Persons").

Mr. Robotti is a United States citizen whose principal occupation is serving as the president and treasurer of ROBT.  ROBT, a New York corporation, is the parent holding company and manager of Robotti Advisors and Robotti Securities.  Robotti Advisors, a New York limited liability company, is an investment advisor registered under the Investment Advisers Act of 1940, as amended.  Robotti Securities, a New York limited liability company, is a broker-dealer registered under applicable federal and state regulations.  Suzanne Robotti is a United States citizen and wife of Mr. Robotti.

Mr. Robotti is Managing Director of RMC.  RMC, a New York limited liability company, is the general partner of RIC and RI.  RIC, a Delaware limited partnership, and RI, a New York limited partnership, are private investment partnerships engaged in the purchase and sale of securities for their own accounts.  RIC and RI are also advisory clients of Robotti Advisors.

The address of each of the Reporting Persons is 125 Park Avenue, Suite 1607, New York, NY 10017.

Executive Officers and Directors:

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning executive officers and directors of ROBT and the executive officers of Robotti Advisors and Robotti Securities are included in Schedule A hereto, which is incorporated by reference herein.

(d) and (e).  None of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons set forth on Schedule A, has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 13D
CUSIP No. 502160104	Page 11 of 19 Pages
Item 3.	Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 13,000 shares of Common Stock directly beneficially held by Mr. Robotti is approximately $56,144.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mr. Robotti were paid for using his personal funds.

The aggregate purchase price of the 1,025,854 shares of Common Stock beneficially held by Robotti Advisors (excluding shares beneficially owned by Robotti Advisors and held by RIC and RI which are disclosed below) is approximately $8,214,038.00 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Advisors were paid for using the personal funds of its advisory clients.

The aggregate purchase price of the 14,684 shares of Common Stock beneficially held by Robotti Securities is approximately $95,541.00 (including brokerage fees and expenses). All of the shares of Common Stock held by Robotti Securities were paid for using its working capital and the personal funds of its discretionary customers.

The aggregate purchase price of the 13,000 shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti is approximately $48,182.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by Mrs. Suzanne Robotti were paid for using her personal funds.

The aggregate purchase price of the 2,036,481 shares of Common Stock directly beneficially held by RIC is approximately $17,629,414.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RIC were paid for using its working capital.

The aggregate purchase price of the 1,253,288 shares of Common Stock directly beneficially held by RI is approximately $13,079,003.00 (including brokerage fees and expenses). All of the shares of Common Stock directly beneficially held by RI were paid for using its working capital.

(The remainder of this page was intentionally left blank)

Schedule 13D
CUSIP No. 502160104	Page 12 of 19 Pages
Item 4.	Purpose of Transaction

(a)-(j).  The Common Stock has been acquired by the Reporting Persons for investment purposes and was not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except as set forth herein.  The Reporting Persons reserve the right to change their plan and intentions at any time as they deem appropriate.

Presently the Reporting Persons have no plans or proposals which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

The Reporting Persons, as long-term, buy-and-hold, supportive, active owners, will frequently engage with management, boards of directors, and fellow shareholders of our portfolio companies. Some or all of the Reporting Persons have been invested in the Issuer since 2010 through thick and thin.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, business and market conditions, the Reporting Persons’ continuing evaluation of the business and prospects of the Issuer, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate, directly or through their affiliates, including, without limitation, making proposals concerning M&A activity, changes to the capitalization, ownership structure, Board composition or operations of the Issuer, talking with potential consolidation partners, continuing to hold additional securities of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer or engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

(The remainder of this page was intentionally left blank)

Schedule 13D
CUSIP No. 502160104	Page 13 of 19 Pages
Item 5.	Interest in Securities of the Issuer

(a)-(b) As of August 7, 2023, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(6)(7)	4,343,307	13,000	4,330,307	5.84%
ROBT (1)(3)(4)	4,330,307	0	4,330,307	5.82%
Robotti Advisors (1)(3)(6)(7)	4,315,623	0	4,315,623	5.80%
Robotti Securities (1)(4)	14,684	0	14,684	**
Suzanne Robotti (1)(5)	13,000	13,000	0	**
RMC (1)(6)(7)	3,289,769	0	3,289,769	4.43%
RIC (1)(6)	2,036,481	0	2,036,481	2.74%
RI (1)(7)	1,253,288	0	1,253,288	1.69%

* Based on the aggregate of (i) 74,344,336 shares of Common Stock, Par Value $.10 per share, outstanding as of July 21, 2023, as disclosed in the Issuer's Current Report on Form 10-Q, filed with the Securities and Exchange Commission on July 27, 2023.

** Less than 1%

(1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.

(2) Mr. Robotti has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of 13,000 shares of Common Stock directly beneficially held by him personally.

(3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and to dispose or direct the disposition, of 4,315,623 shares of Common Stock directly beneficially owned by the advisory clients of Robotti Advisors.

(4) Each of Mr. Robotti and ROBT share with Robotti Securities the power to vote or direct the vote, and to dispose or direct the disposition, of 14,684 shares of Common Stock directly beneficially owned by Robotti Securities and the discretionary customers of Robotti Securities.

(5) Mrs. Suzanne Robotti has the power to vote or direct the vote, and to dispose or direct the disposition, of 13,000 shares of Common Stock directly beneficially held by her personally.

Schedule 13D
CUSIP No. 502160104	Page 14 of 19 Pages
(6) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RIC the power to vote or direct the vote, and to dispose or direct the disposition, of 2,036,481 shares of Common Stock directly beneficially owned by RIC.

(7) Each of Mr. Robotti, ROBT, Robotti Advisors and RMC share with RI the power to vote or direct the vote, and to dispose or direct the disposition, of 1,253,288 shares of Common Stock directly beneficially owned by RIC.

(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the event requiring the filing of this Statement.  All transactions were made in the open market and do not reflect commissions or other expenses.

Transactions in Shares
Party	Date of Purchase/ Sale	Number of Shares of the Common Stock	Buy/ Sell	Weighted Average Price	Price Range
Robotti Advisor's Advisory Clients	6/15/2023	520	Sell	$10.106	$10.106-10.106
Robotti Advisor's Advisory Clients	6/22/2023	750	Sell	$9.8201	$9.8201-9.8201
Robotti Advisor's Advisory Clients	6/28/2023	510	Buy	$9.7581	$9.7581-9.7581
Robotti Advisor's Advisory Clients	7/13/2023	3,815	Sell	$10.41037	$10.3608-10.465
Robotti Advisor's Advisory Clients	7/18/2023	33,293	Buy	$9.9544	$9.905-10.00
Robotti Advisor's Advisory Clients	7/18/2023	7,416	Buy	$9.9526	$9.9526-9.9526
Robotti Advisor's Advisory Clients	7/19/2023	23,457	Buy	$10.4914	$10.24-10.55
Robotti Advisor's Advisory Clients	7/19/2023	55,774	Buy	$10.4857	$10.4857-10.4857
Robotti Advisor's Advisory Clients	7/20/2023	80,617	Buy	$10.4649	$10.4649-10.4649
Robotti Advisor's Advisory Clients	7/21/2023	140,173	Buy	$10.6911	$10.6911-10.6911
Robotti Advisor's Advisory Clients	7/24/2023	4,430	Buy	$10.85197	$10.815-10.8794
RIC	7/24/2023	41,662	Buy	$10.9293	$10.89-10.975
RI	7/24/2023	25,534	Buy	$10.9293	$10.89-10.975
Robotti Advisor's Advisory Clients	7/25/2023	515	Sell	$11.008	$11.008-11.008
RIC	7/25/2023	97,712	Buy	$10.9539	$10.825-11.03
RI	7/25/2023	59,888	Buy	$10.9539	$10.825-11.03
RIC	7/26/2023	115,569	Buy	$11.075	$11.00-11.155
RI	7/26/2023	70,832	Buy	$11.075	$11.00-11.155
RIC	7/27/2023	108,500	Buy	$11.4025	$11.27-11.60
RI	7/27/2023	66,500	Buy	$11.4025	$11.27-11.60
RIC	7/28/2023	59,891	Buy	$10.8866	$10.835-10.93
RI	7/28/2023	36,707	Buy	$10.8866	$10.835-10.93
RIC	7/31/2023	93,393	Buy	$11.082	$10.78-11.18
RI	7/31/2023	57,241	Buy	$11.082	$10.78-11.18
RIC	8/1/2023	112,179	Buy	$11.0454	$10.96-11.15
RI	8/1/2023	68,755	Buy	$11.0454	$10.96-11.15
RIC	8/2/2023	44,537	Buy	$10.9469	$10.85-11.09
RI	8/2/2023	27,297	Buy	$10.9469	$10.85-11.09
Robotti Advisor's Advisory Clients	8/3/2023	475	Buy	$10.9299	$10.65-11.00
RIC	8/3/2023	60,360	Buy	$10.8548	$10.65-11.00
RI	8/3/2023	36,995	Buy	$10.8548	$10.65-11.00
RIC	8/4/2023	37,995	Buy	$11.0968	$10.90-11.195
RI	8/4/2023	23,287	Buy	$11.0968	$10.90-11.195

Schedule 13D
CUSIP No. 502160104	Page 15 of 19 Pages
(d) Robotti Advisors' advisory clients and Robotti Securities’ discretionary customers have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock owned by them.  Except as set forth in the immediately preceding sentence, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.  No advisory client or discretionary customer is known to any Reporting Person to have, and except as otherwise set forth herein no Reporting Person has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of the Issuer's Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Each of the Reporting Persons is a party to a Joint Filing Agreement dated as of August 7, 2023 (the "Joint Filing Agreement"), pursuant to which the Reporting Persons agreed to jointly file this Statement and any and all amendments and supplements hereto with the Commission.  The Joint Filing Agreement is filed herewith as Exhibit 1 and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

This filing includes the following exhibit:

1.
Joint Filing Agreement dated as of August 7, 2023 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood Investments III, L.P.

Schedule 13D
CUSIP No. 502160104	Page 16 of 19 Pages
SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	August 7, 2023

/s/ Robert E. Robotti		Robotti & Company, Incorporated
Robert E. Robotti

/s/ Suzanne Robotti		By:	/s/ Robert E. Robotti
Suzanne Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC		Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, LLC

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

The Ravenswood Investment Company L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, LLC	By:	Ravenswood Management Company, LLC
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director

Schedule 13D
CUSIP No. 502160104	Page 17 of 19 Pages
Schedule A

The following table sets forth certain information concerning each of the directors and executive officers of Robotti & Company, Incorporated and the executive officers of Robotti & Company Advisors, LLC and Robotti Securities, LLC as of the date hereof.

Name:	Robert E. Robotti
(Director, President, Treasurer)
Citizenship	U.S.A.
Principal Occupation:	President and Treasurer, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Nancy Seklir
(Director)
Citizenship:	U.S.A.
Principal Occupation:	Retired
Business Address:	c/o Robotti & Company, Incorporated 125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Kenneth R. Wasiak
(Director)
Citizenship	U.S.A.
Principal Occupation:	Retired
Business Address:	104 Gloucester Road, Massapequa, New York 11758

Name:	Suzanne Robotti
(Director)
Citizenship	U.S.A.
Principal Occupation:	Founder, Medshadow Foundation
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

Name:	Erwin Mevorah
(Vice President, Secretary)
Citizenship	U.S.A.
Principal Occupation:	Vice President and Secretary, Robotti & Company, Incorporated
Business Address:	125 Park Avenue, Suite 1607, New York, New York 10017

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Schedule 13D
CUSIP No. 502160104	Page 18 of 19 Pages
Exhibit Index

The following document is filed herewith:

	Exhibit	Page

1.	Joint Filing Agreement dated as of August 7, 2023 by and among Robert E. Robotti, Robotti & Company, Incorporated, Robotti & Company, Advisors, LLC, Robotti Securities, LLC, Suzanne Robotti, Ravenswood Management Company, LLC, The Ravenswood Investment Company L.P., and Ravenswood Investments III, L.P.	19

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Schedule 13D
CUSIP No. 502160104	Page 19 of 19 Pages
Exhibit 1

Joint Filing Agreement

The undersigned parties hereby agree to the joint filing of the Statement on Schedule 13D filed herewith, and any amendments hereto, relating to shares of Common Stock, par value $.10 per share of LSB Industries, Inc. with the Securities and Exchange Commission pursuant to Rule 13d-1(k).

Date:	August 7, 2023

/s/ Robert E. Robotti		Robotti & Company, Incorporated
Robert E. Robotti

/s/ Suzanne Robotti		By:	/s/ Robert E. Robotti
Suzanne Robotti			Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company Advisors, LLC		Robotti Securities, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Ravenswood Management Company, LLC

By:	/s/ Robert E. Robotti
Name: Robert E. Robotti
Title: Managing Director

The Ravenswood Investment Company L.P.		Ravenswood Investments III, L.P.

By:	Ravenswood Management Company, LLC	By:	Ravenswood Management Company LLC
	Its General Partner		Its General Partner

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti
	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Director		Title: Managing Director